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SEC

19010256

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 15 2019

Washington, DC

SEC FILE NUMBER
8-42701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen St. Suite #519

(No. and Street)

Fort Worth	TX	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Bley 817-732-2442

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura Bley
Signature

President
Title

Agustina Lopez
My Commission Expires
04/25/2020
ID No. 124898281
NOTARY PUBLIC STATE OF TEXAS

Agustina Lopez
Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Bley Investment Group, Inc.

Independent Auditor's Opinion

For the Year-ending December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Bley Investment Group, Inc.
4200 S. Hulen Street, Suite 519
Ft. Worth TX 76109

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Bley Investment Group, Inc.'s auditor since 2018.

Sugar Land, TX

March 12, 2019

Bley Investment Group, Inc.

Financial Statements

For the Year-ending December 31, 2018

Bley Investment Group, Inc.
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

ASSETS	
Cash	$ 345,871
Commissions receivable	33,440
Securities owned	-
Clearing deposit	50,000
Prepaid expenses	16,489
Property and equipment, net	34,026
TOTAL ASSETS	$ 479,826
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 468
Federal income tax payable-Parent	284
Deferred tax liability	17,536
TOTAL LIABILITIES	18,288
Stockholder's Equity	
Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	325,907
TOTAL STOCKHOLDER'S EQUITY	461,538
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 479,826

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Operations
As of and for the Year-Ended December 31, 2018

Revenue	
Securities commissions	$ 604,577
Interest income	3,282
TOTAL REVENUE	607,859
Expenses	
Clearing charges	119,320
Communications	28,050
Compensation and related costs	315,025
Occupancy and equipment costs	31,396
Professional fees	23,083
Promotion	11,025
Regulatory fees and expenses	7,369
Other expenses	51,819
TOTAL EXPENSES	587,087
Net Loss before provision for income taxes	20,772
Provision for income taxes	
Current tax benefit - federal	(495)
Deferred tax expense - federal	9,127
Provision for income taxes	8,632
NET INCOME	$ 12,140

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Cash flows from operating activities:	
Net Income	$ 12,140
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	1,344
Deferred tax expense	9,127
Changes in assets and liabilities	
Increase in commissions receivable	(245)
Decrease in prepaid expenses	7,929
Decrease in accrued expenses	(2,126)
Decrease in federal income tax payable-Parent	(609)
Net cash provided by operating activities	27,560
Cash flows from investing activities:	
Purchase of automobile	35,200
Cash flows from financing activities:	
Dividends paid	(60,000)
Net Increase in cash	(67,640)
Cash at beginning of year	413,511
Cash at end of year	$ 345,871

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes - federal	$ 114
Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in stockholder's equity
As of and for the Year-Ended December 31, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2017	1,000,000	$ 1,000	$134,631	$ 373,767	$ 509,398
Dividends paid	-	-	-	(60,000)	(60,000)
Net Income	-	-	-	12,140	12,140
Balances at December 31, 2018	1,000,000	$ 1,000	$134,631	$ 325,907	$ 461,538

The accompanying notes are an integral part of these financial statements.

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Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company is a wholly owned subsidiary of Bley Investment Group Holdings, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The Company operates under a Tri-Party clearing arrangement with Pershing LLC and another registered broker dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 1 Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Company is also subject to various state income taxes.

Note 2 Transactions with Clearing Broker/Dealer

The agreement under the Tri-Party clearing arrangement provides for ticket charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the clearing broker/dealer.

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $386,855, which was $336,855 in excess of its net capital requirements of $50,000. The Company's net capital ratio was 0.0019 to 1.

Note 4 Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 13,783
Office equipment	33,858
Automobile	35,200
	82,841
Accumulated depreciation	(48,815)
	$ 34,026

Depreciation expense for the year was $1,344 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 **Income Taxes**

The Parent, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. For the year ended December 31, 2018, the Company recorded income taxes payable to Parent and current tax expense-federal of $284 related to the allocated federal income tax due.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $17,536 results from the future taxable income related to the cash basis method of accounting and accelerated depreciation used for tax purposes.

Note 6 **Commitments**

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company. Rent expense for the year was $24,319 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 7 **Contingencies**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 **Off-Balance-Sheet Risk and Concentration of Credit Risk**

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year, the Company maintains cash balances at a Texas bank in excess of federally insured amounts. At December 31, 2018, the Company's uninsured cash balances totaled $95,871.

The Company has commissions receivable and a clearing deposit due from the Company's clearing broker/dealer totaling $83,440, or approximately 17% of its total assets.

Note 9 **Related Party Transactions/Economic Dependency/Concentration of Services**

The Company paid consulting fees to the Parent totaling $11,410 for the year ended December 31, 2018, which are included in professional fees in the accompanying statement of income.

Two registered securities representatives of the Company, who are also officers of the Company and shareholders of the Parent, generated approximately 90% of the Company's revenue and were due and paid approximately 65% of the Company's compensation and related costs for the year ended December 31, 2018. One registered representative is paid a salary and the other commission after expenses. The Company is economically dependent upon these individuals due to the concentration of services provided by them.

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company (see Note 6).

Note 10 **Retirement Plan**

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $5,859 for the year ended December 31, 2018, which are included in compensation and related costs in the accompanying statement of income.

Note 11 **Subsequent Events**

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through March 11, 2019, the date which the financial statements were available to be issued.

Bley Investment Group, Inc.

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2018

Bley Investment Group, Inc.
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$ 461,538
Non-Allowable Assets	$ 74,683
Haircuts on Securities Positions	
Securities Haircuts	$ -
Undue Concentration Charges	$ -
Net Allowable Capital	$ 386,855

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 50
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 336,855

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 752
Percentage of Aggregate Indebtedness to Net Capital	0.19%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$ -
Adjustments	
Increase (Decrease) in Equity	$ 461,538
(Increase) Decrease in Non-Allowable Assets	$ (74,683)
(Increase) Decrease in Securities Haircuts	$ -
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 386,855
Reconciled Difference	$ -

Bley Investment Group, Inc.
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $386,855 which was $336,855 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.19%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Bley Investment Group, Inc.

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Laura Bley
Bley Investment Group, Inc.
4200 S. Hulen Street, Suite
519
Ft. Worth, TX 76109

Dear Laura Bley:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Bley Investment Group, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Bley Investment Group, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Bley Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bley Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
March 12, 2019

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Bley Investment Group, Inc.
4200 S. Hulen Street, Suite 519
Ft. Worth, TX 76109

January [illegible], 2019

Thayer O'Neal & Company, LLC
101 Parkland Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Bley Investment Group, Inc.:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Laura Bley
President
Bley Investment Group, Inc.

Bley Investment Group, Inc. (817) 732-2442 - laurab@bleyinvestments.com

Bley Investment Group, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Bley Investment Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by Bley Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Bley Investment Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Bley Investment Group, Inc.'s management is responsible for Bley Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
March 12, 2019

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Form	Filing Date	Amount Paid	Check Number	Filed/Paid To
SIPC 6	07/11/2018	$136.00	11656	SIPC
SIPC7	01/29/2019	$133.00	11805	SIPC
Total		$269.00		
Amount Due per Reconciliation		$0.00		
Overpayment (Underpayment)		$0.00		